

June 11, 2018

Dawn Cames
President and Chief Financial Officer
Ficaar, Inc.
257 Varet Street
Brooklyn, New York 11206

> **Re: Ficaar, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 24, 2018**
> **File No. 000-33467**

Dear Ms. Cames:

We issued comments on the above captioned filing on February 15, 2018. On May 14, 2018, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, Paul Fischer, Attorney Advisor, at (202) 551-3415, or Larry Spirgel, Assistant Director, at (202) 551-3810 with any questions.

Division of Corporation Finance
Office of Telecommunications

cc:     Matheau Stout, Esq.